Exhibit 99.1

Contact Information

Ida Yu

Investor Relations Manager

Tel: 86 (21) 6195 9561

Email: ir@htinns.com

http://ir.htinns.com

China Lodging Group, Limited Announces Preliminary Hotel Operating Results for Fourth Quarter of 2012

Shanghai, China, January 11, 2013 – China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced preliminary hotel operating results for the fourth quarter of 2012.

In the fourth quarter of 2012, the Company added 51 leased (“leased-and-operated”) hotels and 69 net manachised (“franchised-and-managed”) hotels. As of December 31, 2012, the Company had 466 leased hotels, 515 manachised hotels, and 54 franchised Starway hotels in operation. In the fourth quarter of 2012, excluding franchised Starway hotels, the blended RevPAR came in at RMB162, compared with RMB167 in the same quarter of 2011. For the hotels in operation for at least 18 months, excluding franchised Starway hotels, the RevPAR was RMB179, representing a 2% same-hotel RevPAR increase year-over-year, with a 1% increase in ADR and a 1% increase in occupancy.

Branding Update

In the fourth quarter of 2012, the Company changed its Chinese name from HanTing to Hua Zhu, demonstrating the Company’s ambition to grow from an economy hotel chain to a multi-brand hotel group. China Lodging Group now has five hotel brands, namely, Joya Hotel, Ji Hotel (previously Seasons Hotel), Starway Hotel, HanTing Hotel, and Hi Hotel (Previously Hi Inn).

Mr Qi Ji, founder, executive Chairman and Chief Executive Officer of the Company, commented, “we added 120 net new hotels in the fourth quarter and 396 net new hotels in 2012, exceeding our full year expansion plan. In addition to our strong operating results, we continued to enrich our brand portfolio to target a wider spectrum of customers with fast-growing and diversified travel demand.”

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under five brands, namely, Joya Hotel, Ji Hotel, Starway Hotel, HanTing Hotel, and Hi Hotel. For more information, please visit the Company’s website: http://ir.htinns.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

China Lodging Group, Limited

Operating Data

	As of
	December 31,	September 30,	December 31,
	2011	2012	2012
Total hotels in operation:	639	938	1,035
Leased hotels	344	415	466
Manachised hotels	295	446	515
Franchised hotels*	—	77	54
Total hotel rooms in operation	71,621	103,322	113,650
Leased hotels	40,514	48,857	54,814
Manachised hotels	31,107	46,296	53,261
Franchised hotels*	—	8,169	5,575
Number of cities	100	149	171

* refers to franchised Starway hotels

	For the quarter ended
	December 31,	September 30,	December 31,
	2011	2012	2012
Occupancy rate (as a percentage)
Leased hotels	92%	97%	92%
Manachised hotels	95%	98%	92%
Blended	93%	97%	92%
Average daily room rate (in RMB)
Leased hotels	184	188	182
Manachised hotels	173	177	170
Blended	179	183	176
RevPAR (in RMB)
Leased hotels	170	183	167
Manachised hotels	164	173	157
Blended	167	178	162

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31,
	2011	2012
Total	508	508
Leased hotels	278	278
Manachised hotels	230	230
Total	59,313	59,313
Leased hotels	34,431	34,431
Manachised hotels	24,882	24,882
Occupancy rate (as a percentage)	96%	97%
Average daily rate (in RMB)	182	185
RevPAR (in RMB)	175	179

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